SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57
                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                            Cinergy Global Ely, Inc.
                        (Name of foreign utility company)

                                  Cinergy Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)



The Commission is requested to mail copies of all communications relating to this Notification to:

David L. Wozny                                          George Dwight II
Vice President                                          Senior Counsel
Cinergy Global Resources, Inc.                          Cinergy Corp.
139 East Fourth Street                                  139 East Fourth Street
Cincinnati, Ohio  45202                                 25 AT2
                                                        Cincinnati, Ohio 45202

     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Cinergy Global Ely, Inc., a corporation organized under the laws of the State of Delaware, USA, that Cinergy Global Ely, Inc. is, and claims status as, a foreign utility company (`FUCO") within the meaning of section 33 of the Act.

     Item 1. Name of entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the foreign utility company and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf foreign utility company status is claimed is Cinergy Global Ely, Inc. ("Cinergy Global Ely"), a Delaware corporation, whose business address is c/o Cinergy Global Resources, Inc., 139 East Fourth Street, Cincinnati, Ohio 45202. Cinergy Global Ely is an indirect wholly owned subsidiary of Cinergy.

     Cinergy Global Ely is the legal and beneficial owner of the following number and class of voting securities in EPR Ely Power Limited ("Ely Holdings"), namely 214,286 ordinary shares of (pound)1 each, representing 30% of such class. Ely Holdings is the legal and beneficial owner of the entire issued share capital of EPR Ely Limited ("EPR Ely"), comprising 1,000,000 ordinary shares of (pound)1 each. Ely Holdings and EPR Ely are companies incorporated in England and Wales each of which has its registered office at Renewables House, 330 Bristol Business Park, Coldharbour Lane, Bristol, BS16 1EJ.

     Cinergy submitted a Form U-57 Notification of FUCO Status in respect of EPR Ely on October 6, 1998. It owns a 36 MW straw-fired electric generation facility in the United Kingdom which commenced commercial operations in late 2000. EPR Ely's assets are located at Ely, Cambridgeshire, and it supplies electricity to Eastern Electricity plc, the regional electric distribution utility.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the foreign utility company and such company, and the purchase price paid by any domestic associate public utility company for its interest in the foreign utility company.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of EPR
Ely: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg") and Miami Power Corporation ("Miami"). Union, Lawrenceburg and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Cinergy Global Ely, nor is any such investment or contractual relationship contemplated.

                                    SIGNATURE

     The undersigned company has duly caused this notification to be signed on its behalf by the undersigned duly authorized officer, as of the date indicated below.

                                            CINERGY CORP.


                                            By: /s/Wendy L. Aumiller
                                                Assistant Treasurer



Dated:   May 30, 2001